FORM 20-F REGISTRATION OF SECURITIES OF FOREIGN PRIVATE
             ISSUERS PURSUANT TO SECTION 12(B) OR (G) AND ANNUAL AND
               TRANSITION REPORTS PURSUANT TO SECTION 13 AND 15(D)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark one)

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[   ] ANNUAL REPORT PURSUANT TO  SECTION  13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934  [FEE REQUIRED]
For the fiscal year ended ______________________________________________________

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________________ to _________________________
Commission  file  number________________________________________________________

                        DURA PRODUCTS INTERNATIONAL INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                        DURA PRODUCTS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                Ontario, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             60 Carrier Drive, Etobicoke, Ontario, Canada, M9W 5R1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  Common Shares
                                  -------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                 Not applicable
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Not applicable.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12



                                                                               1





months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                       Yes            X  No

Indicate by check mark which financial statement item the registrant has elected to follow:
                                                       Item 17        X  Item 18
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act or 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                        Yes           No



                                                                               2




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
                                Table of Contents

Part I
Item 1.  Description of Business ....................................................
Item 2.  Description of Property ....................................................
Item 3.  Legal Proceedings ..........................................................
Item 4.  Control of Registrant ......................................................
Item 5.  Nature of Trading Market ...................................................
Item 6.  Exchange Controls and Other Limitations Affecting Securities Holders .......
Item 7.  Taxation ...................................................................
Item 8.  Selected Financial Data ....................................................
Item 9.  Management's Discussion and Analysis of Financial Condition and Results
of Operations .......................................................................
Item 10. Directors and Officers of Registrant .......................................
Item 11. Compensation of Directors and Officers .....................................
Item 12. Options of Purchase Securities from Registrant or Subsidiaries .............
Item 13. Interest of Management in Certain Transactions .............................

Part II
Item 14. Description of Securities to be Registered .................................

Part III
Item 15. Defaults Upon Senior Securities ............................................
Item 16. Changes in Securities and Changes in Security for Registered Securities.....

Part IV
Item 17. Financial Statements .......................................................
Item 18. Financial Statements .......................................................
Item 19. Financial Statements and Exhibits ..........................................
         Signatures .................................................................



                                                                               3




CURRENCY TRANSLATION

The Company publishes its financial statements in Canadian dollars. Unless otherwise specified, all references to "Cdn dollars", "dollars", "$", or Cdn $" are to Canadian dollars and references to "US$" are to United States dollars. As at July 29, 1997, the US dollar equivalent for Canadian dollars is based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$
1.3855 per Cdn$1.00. No representation is made that the Canadian dollar or US$ amounts shown in this registration statement could have been or could be converted into US$, as the case may be, at any particular rate or at all.

Fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar may affect the Company's earnings, the book value of its assets and shareholders' equity as expressed in Canadian dollars and U.S. dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, based on the inverse of the noon buying rate in New York City for cable transfers in foreign currencies, the average of such exchange rates on the last Saturday of each month during such period, and the exchange rate at the end of such period, as certified for custom purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

---------------------- -------------------- --------------------- --------------------- --------------------
                                   Average                  High                   Low           Period end
---------------------- -------------------- --------------------- --------------------- --------------------
Y/E Dec 31/92                       0.8835                0.8757                0.7761               0.7865
---------------------- -------------------- --------------------- --------------------- --------------------
Y/E Dec 31/93                       0.7729                0.8046                0.7439               0.7544
---------------------- -------------------- --------------------- --------------------- --------------------
Y/E Dec 31/94                       0.7300                0.7632                0.7103               0.7128
---------------------- -------------------- --------------------- --------------------- --------------------
Y/E Dec 31/95                       0.7305                0.7527                0.7023               0.7323
---------------------- -------------------- --------------------- --------------------- --------------------
Y/E Dec 31/96                       0.7332                0.7513                0.7235               0.7301
---------------------- -------------------- --------------------- --------------------- --------------------
P/E Mar 31/97                       0.7357                0.7228                0.7487               0.7228
---------------------- -------------------- --------------------- --------------------- --------------------


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.
General
Dura Products International Inc. ("Dura Products or the Company") is a public company, with 17,087,447 issued and outstanding common shares, as of June 30, 1997, trading over-the-counter on the Canadian Dealing Network under the symbols "DURP."

Dura Products was incorporated on August 19, 1983 under the laws of the Province of Ontario, Canada as Transway Exploration Inc. On July 7, 1993 the name was changed to Transway Capital Inc. and on February 6, 1997 the Company changed its name to Dura Products International Inc. Dura Products had two wholly owned subsidiaries, Dura Skid Inc. and 155433 Canada Inc. Dura Skid Inc. was incorporated on July 13, 1995 under the laws of the Province of Ontario, Canada as CanTech Investments Inc. On January 15,



                                                                               4





1996 the name was changed to CanTech Composites Inc. ("CanTech"), the date on which the Company concluded its acquisition of CanTech. On February 7, 1997, Cantech changed its name to Dura Skid Inc. 155433 Canada Inc. ("155433") was incorporated on April 6, 1987 under the laws of Canada, which was acquired by the Company in 1994 and subsequently sold in September 1996.

From August 19, 1983 to December 31, 1995, Dura Product's business activities were in the natural resources and investment industries. With the acquisition of Dura Skid Inc. in 1996, the Company's business focus was changed to manufacturing. Prior to 1996, the Company invested in marketable securities and mining properties and through 155433, owned a mining property in South Lorraine Township, Timiskaming Mining Division, Ontario ("Lorraine property"). In 1995 the Company ceased its investment activities and sold all of its remaining marketable securities. All mining properties held directly by the Company had been allowed to lapse as no economically recoverable reserves had been discovered. Effective December 31, 1995, 155433 wrote down the carrying value of the Lorraine property to $1.00 as it did not intend to pursue development and in September 1996 this subsidiary was disposed of for nominal consideration.

On the basis of the substantive change in the nature of the business conducted by the Company, management believes any discussion of the business prior to 1996 provides no relevant information to an understanding of the general development of the business. Accordingly, the description of business has focused on the developments which began in January 1996.

Effective January 15, 1996, the Company acquired 100% of Dura Skid Inc. for $400,000. The purchase price was settled by the issuance of 1,000,000 common shares of the Company and issuance of 500,000 warrants exercisable for 500,000 common shares at $0.40 per share (see Business Overview and Outlook below and Management's Discussion and Analysis of Financial Condition and Results of Operations).

In the discussion that follows, Dura Products or the Company refers to the operations of Dura Products International Inc. and its wholly owned subsidiary, Dura Skid Inc.

Technology Overview

The Company has developed a proprietary process that produces a composite material made from a combination of post industrial cellulose fibre and post consumer plastics. The process starts with a proprietary binding process, which combines the two dissimilar materials into a composite material used as a feed stock. Through a combination of heat, pressure and sophisticated die designs, the composite material is extruded to produce continuous formed profiles, which are then cut to length. Flow dynamics are continuously monitored to maintain consistent high quality. The finished product is fully engineered with respect to impact strength, modulus of flexibility and other important performance characteristics, enabling the profile to be produced to meet exact customer requirements. (see Manufacturing Process and Product Description below)




                                                                               5





Market Overview and Strategy

The Company intends to develop, manufacture and sell a number of commercially viable products incorporating its proprietary composite material. All products will be based on "green" design principles. The composite material is superior to wood in almost any volume application; at this time, management has specifically targeted the pallet market for the first commercial introduction of its new technology. The market for pallets is global in nature. Purchasers of pallets are considering more cost effective and better performing alternatives to wood as a standard structural material. In North America, the annual demand for pallets is estimated at approximately US$7 billion in the United States and US$700 million in Canada. The industry is growing faster than the North American economy, having enjoyed almost 10% growth per annum since 1984. The pallet market is confronted with a number of issues including widespread dissatisfaction with the performance, quality and handling difficulties associated with wood pallets. These concerns create an opportunity both for the introduction of new technology and for individual participants with alternative product offerings to obtain significant market share rapidly. Dura Products plans to initiate market penetration through the use of joint ventures, licensing agreements and direct sales efforts.

The Duraskid(TM) Pallet

The Duraskid(TM) pallet is made from Dura Products' proprietary composite material and is designed to be safe, reusable, recyclable and manufactured to a consistently high quality. Dura Products' proprietary process produces a composite material with high load bearing characteristics which gives the Duraskid(TM) pallet strength usually found only in much heavier and more expensive plastic-reinforced and metal pallets. The Company's initial standard product is a fully engineered four-way access 48" x 40" pallet. Block pallets and other sizes of pallets may also be manufactured as required to fit specific customer requirements. Based on the Company's initial market analysis, the Duraskid(TM) pallet is priced to be competitive with a high quality reusable hardwood pallet and in addition has many value-added features. The Duraskid(TM) will be marketed on such features as price, quality, recyclability, superior weight/strength characteristics and dimensional stability.

Manufacturing Process and Product Description

The material used in the manufacture of the Duraskid(TM) pallet is formulated using a combination of 50% to 60% cellulose, 40% to 50% post consumer high-density polyethelene ("HDPE") and a binding agent. The relative mix of the basic raw material components is customized to fit specific needs such as colour, surface texture and load-bearing capability. The Company uses a variety of single screw extruders to produce the three profiles




                                                                               6





required to construct a Duraskid(TM). These machines range in barrel size from 4.5" to 6" with horsepower ranging from 150 to 300. Feedstock material is loaded into the machine hoppers using a vacuum loading system, automatically feeding into the barrel of the extruder by the rotation of the screw. To extrude the thermoplastic, the compound must first be softened, which is done by heating the length of the extruder barrel to 180(degree) C. As the screw rotates, soft compound travels along the barrel, gets forced through a proprietary multi-stage die, and is then cooled by water jackets to hold the desired profile. The stringers used in the pallet are put into a notching machine, and two 10" x 2" notches are machined to allow four way entry by forklifts. The stringers and top and bottom boards are then loaded into a drilling machine to precision drill the required holes for the bolts. The Duraskid(TM) is then bolted together and shipped to customers.

The following is a process chart



                               [GRAPHIC OMMITTED]



Business Overview and Outlook

To date the Company has not generated any significant revenue from operations. Reference should be made to Management's Discussion and Analysis of Financial Condition and Results of Operations for a more detailed discussion. The following is an overview of management's plans to generate revenue from operations.

Fiscal 1996 was dedicated to research and development, property analysis, testing and pre-production engineering in order to achieve a commercially viable product. As the development of the proprietary composite material evolved, it became evident that the high load-bearing characteristics of the composite would be suitable for a wide range of both consumer and industrial applications.



                                                                               7





After an analysis of a number of potential applications, management determined that the pallet market represented a significant first opportunity for the Company. In addition, the Company has under consideration several other potential products.

Plant design and layout work for pallet production commenced in early 1996 and equipment for three operating lines was ordered and installed. By the end of 1996, Dura Products had substantially completed process research and technology development and in the first quarter of 1997 initiated preliminary field testing of prototype pallets. Initial pallet production commenced in the second quarter of 1997 using the three operating lines.

Once fully operational, the Company's first facility located in Etobicoke, Ontario will consist of 14 lines of equipment capable of producing approximately 600,000 Duraskid(TM) pallets annually. Financing of the 11 remaining lines of equipment is in the process of being secured through Bombardier Capital Group with final delivery of the equipment scheduled for the fourth quarter of 1997. By the end of the forth quarter of 1997, management expects full operational capacity will be achieved. As of June 30, 1997, the Company had 25 full time employees, 16 of whom were in manufacturing, four were in research and development, one was in sales and marketing and four were in finance and administration. It is expected that by the end of 1997 there will be approximately 60 full time employees, of whom 45 will be in manufacturing, five in research and development, four in sales and marketing and six in finance and administration.

In addition to the Etobicoke facility, the Company has announced it has signed a letter of intent to enter into into a joint venture arrangement with Wood Recycling Inc. The joint venture will manufacture and sell the Duraskid(TM) pallet in New England and upper New York State. Under the terms of the letter of intent, the Company will own 51% of the joint venture. The joint venture is currently investigating locations in the Massachusetts area with the capacity to operate up to 30 lines of equipment. Management expects that installation of equipment will begin in the fourth quarter of 1997, with operations commencing in the first quarter of 1998.

The Company's business plan for the next five years contemplates the construction of up to ten additional plants in North America each with a planned minimum capacity of approximately 500,000 pallets per plant per year. These plants are expected to operate as either joint venture arrangements or to be wholly owned by Dura Products.

The Company's policy is to expense monies spent on research and development activities. During 1996 the main focus of the Company was on research and development and approximately $669,000 was spent supporting these efforts. During the first quarter of 1997, an additional $289,000 was spent on research and development. The Company intends to continue to develop additional products and devote significant resources to its research and development efforts.

The profitability of Dura Products is subject to a number of risk factors including successful commencement of commercial operations, market acceptance of the Company's products, competition, handling growth and rapid change effectively,



                                                                               8





retaining key employees and continued improvement upon and protection of the Company's proprietary composite material.

As the pallet industry continues to seek alternatives to wood as a basic raw material, and third party material handling systems establish themselves, the Company believes that there will be increased demand for a durable pallet that will be cost effective on a cost per use basis. While the Duraskid(TM) has many competitive advantages, the Company's success will depend in part upon the acceptance of the Duraskid(TM) in the marketplace. Certain competitors may have substantially greater name recognition and greater financial, technical, marketing and other resources than the Company.

ITEM 2.  DESCRIPTION OF PROPERTY
The Company is located at 60 Carrier Drive, Etobicoke, Ontario, Canada M9W 5R1. The facility has approximately 65,000 square feet, 5,000 for executive and administrative offices and the balance for manufacturing. The facility is leased for a five-year term with a renewal for a further five years. The initial term expires October 31, 2002. The Company has an option to acquire the property for approximately $2.1 million.

ITEM 3.  LEGAL PROCEEDINGS
There are no material pending legal proceedings in which the Company or its subsidiary are involved.

ITEM 4.  CONTROL OF REGISTRANT

(a) Direct or Indirect Control by Another

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government. It is the view of the Company that the day to day business operations and affairs of the Company are controlled by the Board of Directors of the Company.

(b) Ownership of Voting Securities

As of June 30, 1997, 17,087,447 common shares of the Company were issued and outstanding. At such date, the persons or groups known to the Company to own more than 10% of the Company's issued and outstanding shares and the number of common shares owned by officers and directors of the Registrant as a group are as follows:

--------------------------- -------------------------- -------------------------- --------------------------
                             Identity of Person or
      Title of Class                  Group                  Amount owned             Percent of Class
--------------------------- -------------------------- -------------------------- --------------------------
--------------------------- -------------------------- -------------------------- --------------------------
Common shares               Officers and directors
                            as a group                 2,618,200 (1)              14.31%
--------------------------- -------------------------- -------------------------- --------------------------

--------------------------- -------------------------- -------------------------- --------------------------

(1) Shares owned by officers and directors include currently excercisable options to purchase up to 900,000 shares of Common Stock and warrants to purchase up to 315,200 shares of Common Stock held by directors and officers of the Company. Options to purchase up to 550,000 shares are exercisable at $0.70 per share until June 2001 and options to purchase up to 350,000 shares are exercisable at $1.10 per share until January 2002. The warrants are exercisable at $0.90 per share until January 1998.

(2) The percentage of class is calculated based on the total of 18,302,647 shares which includes the 17,087,447 common shares issued and outstanding as at June 30, 1997 and the 1,215,200 currently excercisable options and warrants held by the directors and officers of the Company.

(c)    Change of Control Arrangements

       There are no arrangements known to the Company, the operations of which may, at a date subsequent to the date of this Registration Statement, result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

The common shares of the Company are quoted on the Canadian Dealing Network Inc. under the symbol "DURP", CUSIP number 265904102. The Company has no other class of securities which are publicly traded.

As at June 30, 1997, 29.86% of the issued and outstanding common shares were held in the United States by approximately 60 record holders.

Trading history is as follows:

------------------------------------ ----------------------------------- -----------------------------------
Quarter                                               High sales prices                    Low sales prices
------------------------------------ ----------------------------------- -----------------------------------
03/31/95                                                          $2.60                               $0.80
------------------------------------ ----------------------------------- -----------------------------------
06/30/95                                                          $0.90                               $0.40
------------------------------------ ----------------------------------- -----------------------------------




                                                                               9




------------------------------------ ----------------------------------- -----------------------------------
09/30/95                                                          $0.45                               $0.25
------------------------------------ ----------------------------------- -----------------------------------
12/31/95                                                          $0.65                               $0.28
------------------------------------ ----------------------------------- -----------------------------------
03/31/96                                                          $0.75                               $0.35
------------------------------------ ----------------------------------- -----------------------------------
06/30/96                                                          $1.19                               $0.50
------------------------------------ ----------------------------------- -----------------------------------
09/30/96                                                          $1.10                               $0.65
------------------------------------ ----------------------------------- -----------------------------------
12/31/96                                                          $1.10                               $0.75
------------------------------------ ----------------------------------- -----------------------------------
03/31/97                                                          $4.40                               $0.75
------------------------------------ ----------------------------------- -----------------------------------
06/30/97                                                          $2.45                               $1.75
------------------------------------ ----------------------------------- -----------------------------------


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

(a) Governmental Laws or Decrees

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements and potential capital gains on the disposition of the common shares under certain circumstances. See Item 7. Taxation.

(b) Limitation on Voting Rights

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. No amendments are pending or contemplated at this time.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada.

An investment in common shares of the Company by a non-Canadian other than an "American" (as that term is defined in the Investment Act and used in this discussion) when the Company was not controlled by an American, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity.

An investment in common shares of the Company by an American, or by a non-Canadian when the Company was controlled by an American, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was not less than a specified amount which for 1994 is $150,000,000, and for subsequent years is $153,000,000 in terms of "constant 1992 dollars". A non-Canadian would acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquire through the ownership of common shares.

Certain transactions relating to common share of the Company would be exempt from the Investment Act, including:

(a) acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.


ITEM 7.  TAXATION

The following is a summary of certain material Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing, holding and disposing of common shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's common shares, as well as any consequences arising under U.S. federal, state or local tax laws of other jursiductions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's length with the Company, (ii) are not residents of Canada, (iii) hold the common shares as capital property, and (iv) do not use or hold common shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances.

Dividends paid to U.S. residents by the Company on the common shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the common shares on a redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For U.S. corporations owning at least 10% of



                                                                              10




the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 5% under the Canada-U.S. Income Tax Convention
(1980), as amended by Protocol signed on March 17, 1995 (the "Treaty"). For all other U.S. shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of common shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the common shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the common shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of common shares which constitute "taxable Canadian property", provided that the value of the common shares at the time of disposition is not derived principally from real property located in Canada.

ITEM 8.  SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars. For a history of the exchange rates for Canadian dollars in terms of U.S. Dollars see Item 1, "Description of Business", above. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 12 to the Consolidated Financial Statements appearing elsewhere in this Registration Statement. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.

--------------- ------------- ------------ ------------ ------------ ------------ ------------ -------------
                    Three        Three
                   months        months     Year ended   Year ended   Year ended   Year ended   Year ended
                 ended March     ended       Dec 31,      Dec 31,      Dec 31,      Dec 31,     Dec 31, 1992
                   31, 1997    March 31,     1996 (1)       1995         1994         1993
                   --------    ----------    --------       ----         ----         ----
                      $           1996           $                                                   $
                      -           ----           -                                                   -
                                    $                         $            $            $
                                    -                         -            -            -
-------------- - ------------- ------------ ------------ ------------ ------------ ------------ -------------
Revenue                 1,050          Nil          Nil          Nil          Nil          Nil           Nil
-------------- - ------------- ------------ ------------ ------------ ------------ ------------ -------------
Net loss              480,912      155,046    1,314,126      615,315      813,610     (32,115)       242,374
Net loss per
share                   0.031        0.020        0.137        0.107        0.141      (0.042)         0.046
-------------- - ------------- ------------ ------------ ------------ ------------ ------------ -------------
Total assets
                  2,863,730        996,098    1,877,391       31,496      611,123      182,400           726
-------------- - ------------- ------------ ------------ ------------ ------------ ------------ -------------
Capital stock
                    6,948,679    3,271,150    4,901,150    2,372,154    2,372,154    1,372,154     1,372,154
-------------- - ------------- ------------ ------------ ------------ ------------ ------------ -------------

(1) Effective January 15, 1996, the Company purchased Dura Skid Inc. and changed its business focus. Reference should be made to Item 1. Description of Business and to Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                                                              11




ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Set out below is management's discussion and analysis of financial condition and results of operations for the three-month period ended March 31, 1997 and for the year ended December 31, 1996. Reference should be made to the consolidated financial statements contained elsewhere in this document and to Note 12 of those financial statements which sets forth any differences between accounting principles generally accepted in Canada and those generally accepted in the United States.

THREE-MONTH PERIOD ENDED MARCH 31, 1997
The loss for the first quarter ended March 31, 1997 was $480,912 or $0.031 per share and was $155,046 or $0.02 per share for the corresponding period ended March 31, 1996. The Company commenced limited manufacturing its first product, the Duraskid(TM) in January 1997. The Duraskid(TM) pallets that were manufactured were used for field testing with customers. The field-testing continued throughout the first quarter and into the second quarter. The loss for the quarter was comprised of research and development of $288,615, general and administrative expenses of $117,944, and sales and marketing expenses of $75,403. Operations for the first quarter ended March 31, 1996 focused on research and development of the composite material.

The results of the field trials to date have been positive with the Duraskid(TM) pallet meeting performance expectations. A key advantage of the Duraskid(TM) is that the pallet may be modified to meet specific application requirements. As a result of the field testing some modifications have been incorporated into the basic design of the pallets for commercial sale.

During the quarter, the Company raised approximately $2 million from the sale of common shares through the exercise of stock options and the completion of two private placements. The proceeds of the equity issues were used to reduce short-term loans payable and accounts payable, cover operating losses, increase working capital and acquire production equipment. As at March 31, 1997, the Company had $493,711 of cash on hand and working capital of $109,679.

Subsequent to the first quarter, on May 9, 1997 the Company received a lease financing commitment of $3.1 million from Bombardier Capital Group. The proceeds from the financing will be used to purchase the remaining equipment for the Etobicoke manufacturing facility. The equipment is expected to be fully installed and operational in the fourth quarter of this year. Commercial production of Duraskids(TM) will increase as the equipment is installed and commissioned.




                                                                              12





RESULTS OF OPERATIONS
Prior to 1996 the focus of the Company was in the natural resources and investment industries. The Company invested in marketable securities and mining properties and, through a wholly-owned subsidiary, owned a mining property in Ontario. In 1995 the Company ceased its investment activities and sold all of its remaining marketable securities. All mining properties held directly by the Company were allowed to lapse as no economically recoverable reserves had been discovered. Effective December 31, 1995, the remaining mining property located in northeastern Ontario was written down to $1.00 and subsequently disposed of in September 1996 when Dura Products sold its interest in the subsidiary.

The focus of the Company during 1996 was to complete its research and development for its proprietary composite material. The research and development was substantially completed by year-end and in the first quarter of 1997 the Company had commenced the manufacture of its first product, a pallet that is sold under the tradename "Duraskid".

On the basis of the substantive change in the nature of the business conducted by the Company, management believes that the Company's previous financial statements are not relevant to its current business activities and as such, there is no meaningful comparison of the results of operations of 1996 to 1995 and 1994. Accordingly, the following discussion only covers the 1996 fiscal year.

1996 OPERATING RESULTS



                                                                              13





Since the Company was completing its process research and technology development of its new proprietary composite material throughout 1996, the Company had no revenues.

All costs related to research and development were expensed as incurred. These costs amounted to $668,995, consisting of salary and wages, die designs, product specifications, raw materials, rent, utilities, and consulting services.

General and administrative expenses of $635,351 consisted of costs relating to being a public company, such as investor relations and expenses related to raising capital, and the initiation of sales and marketing activities.

Interest expense of $9,779 is mainly comprised of interest charges on a short-term loans payable.

Net loss for the year was $1,314,126 with a loss per share of $0.137.

CAPITAL INVESTMENTS
Dura Products invested approximately $1.2 million in the purchase of production equipment and other capital assets during the year ended December 31, 1996. Of this amount, $1.1 million was for production equipment. Three production lines of equipment were purchased which enabled the Company to commence limited production of Duraskids(TM) in the first quarter of 1997.

In addition to capital assets, the company invested approximately $680,000 in technology, know-how and expertise related to composite materials.

LIQUIDITY AND CAPITAL RESOURCES
During 1996, Dura Products issued common shares for gross proceeds of approximately $2.5 million. Of this amount, approximately $2.1 million was cash proceeds received on the exercise of stock options and share purchase warrants and the balance of $400,000 was allocated to the acquisition of Dura Skid Inc. Cash proceeds were used for research and development activities and purchase of capital assets.

As at December 31, 1996, the Company had a working capital deficiency of approximately $1 million. Subsequent to December 31, 1996, Dura Products finalized arrangements for three private placements for 2,182,612 Units for total proceeds of approximately $1.8 million. The Units consisted of one common share and one common share purchase warrant. The warrants have a one-year term (expiring between January and June 1998) and have the following exercise prices:
1,582,612 at $0.90; and 600,000 at $1.10. If these warrants were to be exercised, additional proceeds of approximately $2 million would be received.

In addition, the Company signed a letter of intent for an equipment lease financing for up to $3.1 million for extrusion equipment and related components. With these arrangements in place the Company will be able to secure the balance of the required equipment for its first facility.



                                                                              14





The Company anticipates that future cash requirements for working capital and expansion will come from a combination of cash flow from operations, debt/lease financing, and equity issues.

RISK AND UNCERTAINTIES
The profitability of Dura Products is subject to a number of risk factors including successful commencement of commercial operations, market acceptance of the Company's products, competition, handling growth and rapid change effectively, retaining key employees and continued improvement upon and protection of the Company's proprietary composite material.

As the pallet industry continues to seek alternatives to wood as a basic raw material, and third party material handling systems establish themselves, the Company believes that there will be increased demand for a durable pallet that will be cost effective on a cost per use basis. While the Duraskid(TM) has many competitive advantages, the Company's success will depend in part upon the acceptance of the Duraskid(TM) in the marketplace. Certain competitors may have substantially greater name recognition and greater financial, technical, marketing and other resources than the Company.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT
The executive officers and directors of the Company are as follows:

------------------------------------ ----------------------------------- -----------------------------------
               Name                               Position                              Term
------------------------------------ ----------------------------------- -----------------------------------
Keith Carrigan                       Director, President and CEO         Director since November 1995 and
                                                                         President and CEO since February 1996
------------------------------------ ----------------------------------- -----------------------------------
Patrick Banfield                     Director                            Director since January 1997
------------------------------------ ----------------------------------- -----------------------------------
Stuart MacGregor                     Director                            Director since February 1996
------------------------------------ ----------------------------------- -----------------------------------



                                                                              15



------------------------------------ ----------------------------------- -----------------------------------
John Winter                          Director, VP Manufacturing          Director since May 1996 and VP
                                                                         Manufacturing since December 1995
------------------------------------ ----------------------------------- -----------------------------------
Carl McMurray                        VP Finance and CFO                  VP Finance and CFO since May 1996
------------------------------------ ----------------------------------- -----------------------------------
Weining Song                         VP Engineering                      VP Engineering since December 1995
------------------------------------ ----------------------------------- -----------------------------------

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors.

There are no arrangements or understandings between any of the directors or officers of the Company and any other person pursuant to which they were selected as a director or officer of the Company. There are no family arrangements between any director or officer of the Company and any other director or officer of the Company.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS
Compensation Summary
The table below sets forth information concerning the compensation of the Company's chief executive officer and for all officers as a group for the Company's financial years ended December 31, 1996, 1995 and 1994:

------------ ----------------------------------------------- -----------------------------------------------
                          ANNUAL COMPENSATION                            LONG-TERM COMPENSATION
------------ ----------------------------------------------- -----------------------------------------------
 Name and       Year     Salary ($)  Bonus ($)   Other       Awards      Awards      Payouts     All other
 principal                                       annual      securities  restricted  LTIP (2)    compensation
 position                                       compensation under       Shares or   Payouts        ($)
                                                    ($)      option/     restricted     ($)
                                                             SARs (1)    share
                                                             granted     units ($)
                                                                (#)
------------ ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Keith
Carrigan
President
             1996(3)     112,000     Nil         Nil         Nil         Nil         Nil         Nil
------------ ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
J.Hunter,
President    1996(3)     Nil         Nil         Nil         Nil         Nil         Nil         Nil
             1995        Nil         Nil         13,190      Nil         Nil         Nil         Nil
             1994        Nil         Nil         Nil         Nil         Nil         Nil         Nil
------------ ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
Officers     1996        239,500     Nil         Nil         Nil         Nil         Nil         Nil
as a group   1995        Nil         Nil         13190       Nil         Nil         Nil         Nil
             1994        Nil         Nil         Nil         Nil         Nil         Nil         Nil
------------ ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

(1)   Stock appreciation rights
(2)   Long term incentive plans
(3) Mr. Hunter was succeeded as President of the Company by Mr. Carrigan on February 19, 1996

For each of the financial years ended December 31, 1996, 1995 and 1994, there were no standard arrangements by which directors of the Company were compensated for their



                                                                              16




services to the Company as directors. Directors participate in the Company's stock option plan.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
On April 17, 1996, the board of directors of the Company approved the establishment of a stock option plan (the "1996 Plan") relating to the common shares ("Common Shares") of the Company. Disinterested shareholders of the Company passed a resolution approving the establishment of the 1996 Plan on May 30, 1996. Eligibility for participation in the 1996 Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates and other designated persons and their personal holding companies and registered retirement savings plan "(RRSP's"). The number of Common Shares subject to options granted under the 1996 Plan (and under all other management options and employee stock purchase plans) is limited, in the aggregate, to 5,000,000. The maximum number of Common Shares which may be reserved for issuance to any one person, including insiders of the Company under the 1996 Plan, is not limited except to the extent that at no time may such number exceed 5% of the number of issued and outstanding Common Shares. The exercise price of any option granted under the 1996 Plan may not be less than the fair market value (e.g., the prevailing market price) of the Common Shares at the time the option is granted. Options issued under the 1996 Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company or any subsidiary, or upon the retirement, permanent disability or death of an optionee. The options issued under the 1996 Plan are non-transferable. The Company does not provide any financial assistance to participants under the 1996 Plan to facilitate the purchase of Common Shares.

As of June 30, 1997, the following options were outstanding:
       Number of options          Expiry date               Purchase price
       -----------------          -----------               --------------
       713,000                    June 28, 2001             $0.70
       450,000                    January 27, 2002          $1.10

As of June 30, 1997, directors and officers as a group held options to purchase up to 900,000 common shares of the Company.




                                                                              17




ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
(a) Material Transactions
Effective January 15, 1996, the Company completed its acquisition of 100% of the issued and outstanding shares of Dura Skid Inc. for $400,000, which was settled by the issuance of 1,000,000 common shares of the Company. In addition to the $400,000 purchase price, the Company granted warrants to the shareholders of Dura Skid Inc. which entitled the warrant holders to purchase in the aggregate, 500,000 common shares, at a per share price of $0.40. Dura Skid Inc. was owned equally by two shareholders, one of whom was Mr. Keith Carrigan. Upon signing the letter of intent, Mr. Carrigan was elected to the Board of Directors of the Company, and effective February 19, 1996, became President and CEO of the Company. Mr. Carrigan does not own greater than 10% of the issued and outstanding common shares of the Company.

(b) Indebtedness of Directors and Officers
No director or officer of the Company, at any time during the fiscal year ended December 31, 1996 was indebted to the Company.

Except with respect to Mr. James Hunter, a former director and officer of the Company, who was indebted to the Company to the extent of $31,469 as at December 31, 1995, no director or officer of the Company was indebted to the Company during the fiscal year ended December 31, 1995.

Except with respect to Mr. James Hunter, a former director and officer of the Company, who was indebted to the Company to the extent of $29,759 as at December 31, 1994, no director or officer of the Company at any time during the fiscal year ended December 31, 1994 was indebted to the Company.


Key Employee Agreements

On May 1, 1995 the Company entered into an employment agreement with Keith Carrigan. Mr. Carrigan holds the offices of Director, President and Chief Executive Officer. Annual compensation is $120,000. The contract is ongoing unless otherwise terminated pursuant to the terms thereunder. Mr. Carrigan is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company.

On January 1, 1997 the Company entered into an employment agreement with Carl McMurray. Mr. McMurray holds the offices of V.P. Finance and Chief Financial Officer and Secretary to the Board. Annual compensation is $78,000 for 1997 increasing to $102,000 in 1998. The contract is ongoing unless otherwise terminated pursuant to the terms thereunder. Mr. McMurray is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company.

On August 7, 1996 the Company entered into an employment agreement with Weining Song. Mr. Song holds the office of V.P. Engineering. Annual compensation is $75,000. The contract is for a two year term. Mr. Song was granted options to acquire 150,000 common shares and is eligible to participate in all stock option plans, bonus plans and other fringe benefit plans of the Company.


                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

(a) Capital Stock to be Registered
----------------------------------

The Company is authorized to issue an unlimited number of common shares without nominal or par value, the holder of which is entitled to one vote in respect of each share held at all meetings of the shareholders of the Company.

Each holder of the common shares is entitled to share proportionately in dividends that may be paid and upon liquidation of the Company. Holders of the common shares are not entitled to preemptive rights on the issuance of additional common shares, and there are no conversion rights, redemption rights, or sinking fund established. All shares issued are fully paid and non-assessable, and no shareholder is liable for further calls or assessment.

The Company is authorized to issue an unlimited number of Class A Special Shares without par value, issuable in series and an unlimited number of Class B Special Shares without par value. There are no Class A or Class B Special Shares issued and outstanding. The Board of Directors may fix from time to time before issue, the number of shares to comprise each series of Class A Special Shares and the designation, rights, privileges, restrictions and conditions of each series of Class A Special Shares. The Class B Special Shares are redeemable, voting and non-participating with respect to dividends.

(b) Debt Securities to be Registered
------------------------------------

Not applicable, inasmuch as there are no debt securities of the Registrant to be registered.

(c) American Depository Receipts to be Registered
-------------------------------------------------

Not applicable, inasmuch as there are no American Depository Receipts of the Registrant to be registered.


(d) Other Securities to be Registered
-------------------------------------

Not applicable, inasmuch as there are no other securities of the Registrant to be registered.


(e) Shareholder Rights Plan
---------------------------

On April 23, 1997, the board of directors of the Company (the "Board") adopted the Dura Products International Inc. shareholder rights plan (the "Rights Plan"). The Rights Plan, which was subsequently approved by the shareholders of the Company, is effective as of April 23, 1997, and will expire on December 31, 2002.






The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. Take-over bids may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over bid to remain open for 21 days. The Board believes that this period may be insufficient for the Board to evaluate a bid, pursue alternatives which could maximize the shareholder value, and make informed recommendations to the shareholders.

The Rights Plan discourages discriminatory or unfair take-over bids for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of unsolicited take-over bid for the Company. The Rights Plan will encourage a potential offeror to proceed by way of a permitted bid or to approach the Board with a view to negotiation, by creating the potential for substantial dilution of any offeror's position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.







Pursuant to the Rights Plan, one Right has been issued by the Company pursuant to the Rights Agreement in respect of each Common Share outstanding at the Close of Business on April 23, 1997 (the "Record Time"). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below), the expiry date of the Rights Plan or the day of which the right to exercise Rights expires.

The Separation Time is defined in the Rights Agreement as the Close of Business on the 10th day (or such earlier or later day as may be determined by the Board) after the earlier of: public disclosure that a person has become an Acquiring Person (defined in the Rights Agreement as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or a permitted bid, beneficial ownership of 10% percent or more of the Voting Shares of the Company); and the date of the commencement of, or first public announcement of an intention to commence, a take-over bid (other than a permitted bid) to acquire beneficial ownership of 20% percent or more of the Common Shares.

Each Right will entitle the registered holder to purchase from the Company one Common Share at a price per share equal to 50% of the then fair market value, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time.

Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

If an offeror successfully completes a permitted bid, the Board shall be deemed to have elected to redeem the Rights at $0.001 per Right, appropriately adjusted for anti-dilution, and no further Rights will be issued.

A permitted bid, even if not approved by the Board, may be taken directly to the shareholders of the Company. Shareholder approval at a special meeting will not be required for a permitted bid. Instead, shareholders of the Company will initially have 60 days to deposit their shares. If more than 50 percent of the outstanding Common Shares (other than Common Shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and not withdrawn by the end of such 60-day period, the bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

If a potential offeror does not wish to make a permitted bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that particular transaction or redeem the Rights, thereby allowing such bid to proceed without dilution to the offeror.


Under the Rights Agreement, the implementation of the Rights Plan is triggered, subject to the Board's discretion, upon the occurrence of any transaction or event in which any person becomes an Acquiring Person. Except as set out below, from and after the Close of Business on the 10th day following such an event:
(a) any Rights beneficially owned by the acquiring person and affiliate, associates and transferees of the acquiring person will become void; and (a) each Right (other than Rights which are void) will entitle the holder thereof to purchase Common Shares at 50% of the then fair market value. Therefore, an event triggering the implementation of the Rights Plan, if not approved by the Board, will result in significant dilution to an Acquiring Person. The Board, at its option and at any time prior to the occurrence of such an event, may elect to redeem all of the outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted for anti-dilution as set out in the Rights Agreement.

The Company may, from time to time, amend, vary or delete any of the provisions of the Rights Agreement to, among other things: (i) make any changes which the Board, acting in good faith, deems necessary or desirable, (ii) cure any ambiguity or correct any inconsistency; or (iii) increase or decrease the exercise price of the Rights. Such amendments will not require the approval of the holders of Rights or Common Shares. The Company may, from time to time, with the approval of a majority of the holders of Rights, amend, vary or delete any of the provisions of the Rights Agreement (whether or not such change shall materially adversely affect the interests of the holders of the Rights).







                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES Not applicable.

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS.



                                                                              18





Not applicable.

ITEM 18.  FINANCIAL STATEMENTS.
The consolidated financial statements of the Company, the accompanying notes thereto and the independent auditors' reports are included as part of this Form 20-F and immediately follow the signature page of this Form 20-F.

Item 19.  Financial Statements and Exhibits
(A) FINANCIAL STATEMENTS
The following financial statements are filed herewith:
     1. Consolidated Balance Sheets as at March 31, 1997, December 31, 1996 and December 31, 1995
     2. Consolidated Statements of Earnings and Deficit for the three month periods ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994.
     3. Consolidated Statements of Changes in Financial Position for the three month periods ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994.
     4. Notes to Consolidated Financial Statements

(B)  EXHIBITS
The following exhibits are filed herewith:

     1.1 Articles of Incorporation as Amended ..................................
     1.2 By-laws ...............................................................
     3.1 Share Exchange  Agreement  dated as of January  15, 1996 by and between the Company and its wholly-owned subsidiary Dura Skid, Inc. ...........
     3.2 Lease Agreement  dated as of November  1, 1995  between  Carrier  Drive
         Development Ltd. and Cantech Investments Ltd. .........................
     3.3 Shareholder Rights  Agreement  dated as of April 23,  1997  between the
         Company and the R-M Trust Company .....................................
     3.4 Employment  Agreement  by and  between Keith Carrigan  and  the Company dated May 1, 1995......................................................
     3.5 Employment  Agreement by  and  between  Carl  McMurray  and the Company dated January 1, 1997..................................................
     3.6 Employment  Agreement  by  and  between  Weining  Song  and the Company dated August 7, 1996...................................................
     3.7 1996 Stock Option Plan.................................................


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DURA PRODUCTS INTERNATIONAL INC.             August 4, 1997
-------------------------------------        ------------------------------
(Registrant)                                (Date)

                                                                              19

/s/ Keith A. Carrigan                        /s/ Carl D. McMurray
-------------------------------------       ------------------------------
(Signature)                                 (Signature)

President and Chief Executive Officer       Vice President Finance & Chief
                                            Financial Officer
-------------------------------------       ------------------------------










                                                                              20





                                AUDITORS' REPORTS

We have audited the consolidated balance sheets of Dura Products International Inc. (formerly Transway Capital Inc.) as at December 31, 1996 and 1995 and the consolidated statements of earnings and deficit and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.


Selby & Silverstein
Chartered Accountants
Toronto, Ontario
February 21, 1997

I have audited the consolidated statements of earnings and deficit and changes in financial position of Dura Products International Inc. (formerly Transway Capital Inc.) for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.
I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In my opinion, these consolidated financial statements present fairly, in all material respects, the results of the operations of the Company and the changes in its financial position for the year ended December 31, 1994 in accordance with accounting principles generally accepted in Canada.

Ian Campbell
Chartered Accountant
Toronto, Ontario



                                                                              21





May 11, 1995

                        DURA PRODUCTS INTERNATIONAL INC.
                        (FORMERLY TRANSWAY CAPITAL INC.)
                           CONSOLIDATED BALANCE SHEETS

------------------------------------------------------ ----------------- ----------------- -----------------
                                                        March 31, 1997        December 31,      December 31,
                                                         (unaudited)              1996              1995
------------------------------------------------------ ----------------- ----------------- -----------------
ASSETS
------------------------------------------------------ ----------------- ----------------- -----------------
Current assets
------------------------------------------------------ ----------------- ----------------- -----------------
    Cash                                                 $      493,711   $        12,192   $            26
------------------------------------------------------ ----------------- ----------------- -----------------
    Accounts receivable                                          40,129            32,505            31,469
------------------------------------------------------ ----------------- ----------------- -----------------
    Prepaid expenses                                             60,073             4,000                 0
------------------------------------------------------ ----------------- ----------------- -----------------
                                                                593,913            48,697            31,495
------------------------------------------------------ ----------------- ----------------- -----------------
Capital assets, net (Note 3)                                  1,589,850         1,148,727                 0
------------------------------------------------------ ----------------- ----------------- -----------------
Technology and other intangible assets (Note 2)
                                                                679,967           679,967                 0
------------------------------------------------------ ----------------- ----------------- -----------------
Mining Property (Notes 2 and 4)
                                                                      0                 0                 1
                                                                      -                 -                 -
------------------------------------------------------ ----------------- ----------------- -----------------
                                                          $   2,863,730     $   1,877,391   $        31,496
------------------------------------------------------ ----------------- ----------------- -----------------
LIABILITIES
------------------------------------------------------ ----------------- ----------------- -----------------
Current liabilities
------------------------------------------------------ ----------------- ----------------- -----------------
    Account payable (Note 7)                             $      415,132    $      373,336   $        83,969
------------------------------------------------------ ----------------- ----------------- -----------------
    Accrued liabilities                                          69,103           350,000                 0
------------------------------------------------------ ----------------- ----------------- -----------------
    Short-term loans payable (Note 8)                                 0           341,177           349,519
------------------------------------------------------ ----------------- ----------------- -----------------
                                                                484,235         1,064,513           433,488
------------------------------------------------------ ----------------- ----------------- -----------------
SHAREHOLDERS' EQUITY
------------------------------------------------------ ----------------- ----------------- -----------------
Common  shares,  no par value,  unlimited  authorized;
15,877,461,   14,105,919  and  5,759,927   issued  and
outstanding  at March 31, 1997,  December 31, 1996 and
1995 (Note 5)                                                6,948,679         4,901,150         2,372,154
------------------------------------------------------ ----------------- ----------------- -----------------
Deficit                                                     (4,569,184)       (4,088,272)       (2,774,146)
------------------------------------------------------ ----------------- ----------------- -----------------
                                                          $   2,863,730     $   1,877,391   $        31,496
------------------------------------------------------ ----------------- ----------------- -----------------

          (see accompanying notes to consolidated financial statements)



                                                                              22




                        DURA PRODUCTS INTERNATIONAL INC.
                        (FORMERLY TRANSWAY CAPITAL INC.)
                 CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

------------------------------------ ------------- -------------- ------------- -------------- -------------
                                     Three month    Three month
                                        period     period ended
                                     ended March     March 31,
                                       31, 1997        1996        Year ended    Year ended     Year ended
                                                                    December    December 31,     December
                                             (unaudited)            31, 1996        1995         31, 1994
------------------------------------ ------------- -------------- ------------- -------------- -------------
Revenue                                         $   $              $             $              $
                                     ------------- -------------- ------------- -------------- -------------
                                            1,050              0
------------------------------------ ------------- -------------- ------------- -------------- -------------
Expenses
------------------------------------ ------------- -------------- ------------- -------------- -------------
  Research and development                288,615         92,060       668,996              0             0
------------------------------------ ------------- -------------- ------------- -------------- -------------
  General & administration                117,944         55,292       635,351         66,628        87,470
------------------------------------ ------------- -------------- ------------- -------------- -------------
  Sales and marketing                      75,403              0             0              0             0
------------------------------------ ------------- -------------- ------------- -------------- -------------
  Interest - short-term                         0              0         9,779         27,044        24,843
------------------------------------ ------------- -------------- ------------- -------------- -------------
  Loss on sale of investments                   0              0             0          9,228       353,701
------------------------------------ ------------- -------------- ------------- -------------- -------------
  Write-down of mining properties
  (Note 2)                                      0              0             0        512,415             0
------------------------------------ ------------- -------------- ------------- -------------- -------------
  Unrealized loss on investments                0              0             0              0       337,636
------------------------------------ ------------- -------------- ------------- -------------- -------------
  Excess of book over cost on the
 purchase of 155433 Canada Inc.                 0              0             0              0         9,960
------------------------------------ ------------- -------------- ------------- -------------- -------------

------------------------------------ ------------- -------------- ------------- -------------- -------------
Loss for the period                       480,912        155,046     1,314,126        615,315       813,610
------------------------------------ ------------- -------------- ------------- -------------- -------------

------------------------------------ ------------- -------------- ------------- -------------- -------------
Deficit, beginning of period            4,088,272      2,774,146     2,774,146      2,158,831     1,345,221
------------------------------------ ------------- -------------- ------------- -------------- -------------

------------------------------------ ------------- -------------- ------------- -------------- -------------
Deficit, end of period                $ 4,569,184    $ 2,929,192   $ 4,088,272    $ 2,774,146   $ 2,158,831
------------------------------------ ------------- -------------- ------------- -------------- -------------
------------------------------------ ------------- -------------- ------------- -------------- -------------
Loss per share
                                      $    (0.031)   $    (0.020)  $    (0.137)   $    (0.107)  $    (0.141)
------------------------------------ ------------- -------------- ------------- -------------- -------------
Weighed average common shares
outstanding                            15,422,653      7,752,300     9,564,501      5,759,927     5,759,927
------------------------------------ ------------- -------------- ------------- -------------- -------------

          (see accompanying notes to consolidated financial statements)



                                                                              23





                        DURA PRODUCTS INTERNATIONAL INC.
                        (FORMERLY TRANSWAY CAPITAL INC.)
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

------------------------------------ ------------- ------------- --------------- ------------- -------------
                                     Three month   Three month
                                        period        period       Year ended     Year ended    Year ended
                                     ended March   ended March    December 31,     December      December
                                       31, 1997      31, 1996         1996         31, 1995      31, 1994
                                             (unaudited)
------------------------------------ ------------- ------------- --------------- ------------- -------------
Cash provided by (used in)
------------------------------------ ------------- ------------- --------------- ------------- -------------
Operating activities
------------------------------------ ------------- ------------- --------------- ------------- -------------
  (Loss) for the period               $ (480,912)   $ (155,046)    $(1,314,126)   $ (615,315)   $ (813,610)
------------------------------------ ------------- ------------- --------------- ------------- -------------
  Add non-cash items:
------------------------------------ ------------- ------------- --------------- ------------- -------------
    Amortization                            5,876             0          11,166             0             0
------------------------------------ ------------- ------------- --------------- ------------- -------------
    Loss on sale of investments                 0             0               0         9,228       353,701
------------------------------------ ------------- ------------- --------------- ------------- -------------
    Write-down of mining properties
                                                0             0               0       512,415             0
------------------------------------ ------------- ------------- --------------- ------------- -------------
    Unrealized loss on investments              0             0               0             0       337,636
------------------------------------ ------------- ------------- --------------- ------------- -------------
    Excess of book over cost on
   purchase of 155433 Cana                      0             0               0             0         9,960
------------------------------------ ------------- ------------- --------------- ------------- -------------

                                        (475,036)     (155,046)     (1,302,960)      (93,672)      (112,313)
                                     ------------  ------------  --------------- ------------- -------------

------------------------------------ ------------- ------------- --------------- ------------- -------------
Financing activities
------------------------------------ ------------- ------------- --------------- ------------- -------------
Change in accounts payable and
accrued liabilities                     (239,101)        97,814         639,367        57,036     (128,534)
------------------------------------ ------------- ------------- --------------- ------------- -------------
Change in short-term loans payable
                                        (341,177)     (139,175)         (8,342)      (20,046)       369,565
------------------------------------ ------------- ------------- --------------- ------------- -------------
Change in accounts receivable and
prepaid expenses                         (63,697)      (88,751)         (5,036)       (1,710)      (16,453)
------------------------------------ ------------- ------------- --------------- ------------- -------------
Issuance of common shares               2,047,529      899,094       2,528,996             0     1,000,000
                                     ------------- ------------- --------------- ------------- -------------
------------------------------------ ------------- ------------- --------------- ------------- -------------
                                        1,403,554      768,982       3,154,985        35,280     1,224,578
                                     ------------  ------------- --------------- ------------- -------------
------------------------------------ ------------- ------------- --------------- ------------- -------------



                                                                              24





Investing activities
------------------------------------ ------------- ------------- --------------- ------------- -------------
Additions to capital assets              (446,999)     (193,108)     (1,159,893)            0             0
------------------------------------ ------------- ------------- --------------- ------------- -------------
Technology and other intangible
assets                                          0      (421,998)       (679,967)            0             0
------------------------------------ ------------- ------------- --------------- ------------- -------------
Deferred exploration expense                    0             0               1       (45,280)       (4,636)
------------------------------------ ------------- ------------- --------------- ------------- -------------
Sale of tailings                                0             0               0             0        20,000
------------------------------------ ------------- ------------- --------------- ------------- -------------
Purchase of 155433 Canada Inc.                  0             0               0             0      (492,460)
------------------------------------ ------------- ------------- --------------- ------------- -------------
Proceeds on sale of investments                 0             0               0       105,000       328,323
------------------------------------ ------------- ------------- --------------- ------------- -------------
Purchase of investments
                                     -----------------------------------------------------------------------
                                                0             0               0             0      (965,000)
------------------------------------ ------------- ------------- --------------- ------------- -------------
                                         (446,999)     (615,106)     (1,839,859)       59,720    (1,113,773)
                                     ------------  ------------  --------------- ------------- -------------
------------------------------------ ------------- ------------- --------------- ------------- -------------
Increase (decrease) in cash during
the period                                481,519       (1,172)          12,166         1,328        (1,508)
------------------------------------ ------------- ------------- --------------- ------------- -------------
Cash (overdraft), beginning of
period                                     12,192         3,827              26        (1,302)          206
                                           ------         -----              --        -------          ---
------------------------------------ ------------- ------------- --------------- ------------- -------------
Cash (overdraft), end of period
                                     $    493,711     $   2,655  $       12,192  $         26   $    (1,302)
                                     ------------  -------------  -------------- ------------- -------------
------------------------------------ ------------- ------------- --------------- ------------- -------------
Supplemental disclosures of cash
flow information:
------------------------------------ ------------- ------------- --------------- ------------- -------------
  Cash paid  for interest            $          0     $       0  $       19,202  $     17,621   $    24,843
  Cash paid  for income taxes        $          0     $       0  $            0  $          0   $         0
------------------------------------ ------------- ------------- --------------- ------------- -------------

          (see accompanying notes to consolidated financial statements)


                        DURA PRODUCTS INTERNATIONAL INC.
                        (FORMERLY TRANSWAY CAPITAL INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997 AND
                 SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

SIGNIFICANT ACCOUNTING POLICIES
(A) BASIS OF PRESENTATION
These consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 12.

In the opinion of management, the unaudited interim financial statements contain all adjustments (consisting only of normal, recurring accruals), necessary to present fairly, in all material respects, the financial position of the Company as at March 31, 1997 and the results of its operations and changes in financial position for the three month periods ended March 31, 1997 and 1996.

Effective February 6, 1997 the Company changed its name from Transway Capital Inc. to Dura Products International Inc.

(B)   PRINCIPLES OF CONSOLIDATION
The financial statements include the accounts of the Company and its wholly owned subsidiary Dura Skid Inc. ("Dura Skid"). Effective February 7, 1997 Cantech Composites Inc. changed its name to Dura Skid Inc.

(C)   CAPITAL ASSETS
Capital assets are recorded at cost, with amortization being provided for on a straight-line basis as follows:

Computer equipment and software        3 years
Furniture and equipment                5 years
Leasehold improvements                 term of the lease plus one renewal period
Production equipment                   10 years

Amortization in the year of purchase is calculated at one-half of the annual rate. Amortization of production equipment will commence with commercial production.

(D)   TECHNOLOGY AND OTHER INTANGIBLE ASSETS
Through its acquisition of Dura Skid Inc., the Company acquired technology, know-how and expertise related to composite materials, which is recorded at cost. This asset is assessed for future recoverability on an annual basis by estimating future net undiscounted cash flows and residual values. When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income.

Amortization of technology and other intangible assets will be recorded on a straight-line basis over five years, commencing with commercial production.

(E)   RESEARCH AND DEVELOPMENT
Research and development costs are expenses as incurred. Any investment tax credits earned on these costs will be recorded as income when reasonable assurance of recovery exists.

(F)   MARKETABLE INVESTMENTS

Marketable investments are carried at the lower of cost and quoted market value. The market value is the price of the most recent trade if the security traded on the financial statement date or the "bid" price as reported by the Company's brokers. Due to the variations in the number of securities represented and to other factors, these prices may or may not be representative of the price which might be obtained if the Company disposed of all of its securities on the financial statement date.

(G)   MINING PROPERTIES
Acquisition costs of mining claims together with direct exploration expenditures thereon are deferred in the account to be amortized into income when production is attained, or written off if disposition or abandonment occurs, or there is no intention of further development.

(H) LOSS PER SHARE
The loss per share has been calculated using the weighted average number of shares outstanding during the year.

(I)  CASH AND CASH EQUIVALENTS
The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents and are grouped with "Cash" on the balance sheet.

(J)   USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

(K)   FINANCIAL INSTRUMENTS
Due to the short-term nature of the Company's financial instruments, the market value approximates their carrying values.


1.    BASIS OF OPERATIONS

During 1996 the Company substantially completed its research and development on a new proprietary composite material. The Company's first product using this material is a pallet trademarked "Duraskid". As at December 31, 1996 the company had a working capital deficiency of $1,015,816 ($401,993 December 31, 1995). The Company's future is dependent upon its ability to raise additional capital to meet its obligations and to commence commercial operations (see Note 10).

2.    BUSINESS ACQUISITIONS AND DIVESTITURES
Effective January 15, 1996, the Company acquired 100% of the issued and outstanding shares of Dura Skid for $400,000. The purchase price was settled by the issuance of

1,000,000 common shares of the Company. The major asset of Dura Skid was technology, know-how and expertise. Accordingly, the $400,000 was allocated to technology and other intangible assets along with the accumulated shareholder deficiency of Dura Skid plus legal expenses. In addition to the $400,000 purchase price, the Company granted warrants to the shareholders of Dura Skid which entitle the warrant holders to purchase in the aggregate, 500,000 common shares, at a per share price of $0.40, all of which were exercised during the year. The acquisition was accounted for using the purchase method. The breakdown of the purchase is as follows:

          Cash                                                   $   3,801
          Other current assets                                      13,159
          Capital and other assets                                  13,310
          Current liabilities                                     (261,915)
                                                                 ----------
          Net liabilities acquired                                (231,645)
          Technology and other intangible assets acquired          631,645
                                                                 ----------
          Purchase price                                         $ 400,000
                                                                 ----------

Effective September 28, 1996, the Company sold its 100% interest in 155433 Canada Ltd. ("155433") for $2.00. 155433 owns the mining properties which had been written down to $1.00 as of December 31, 1995 (see Note 4).

3.    CAPITAL ASSETS
Capital assets consist of:
March 31, 1997                                     Accumulated    Net Book Value
                                       Cost       Amortization

Computer equipment and software    $     49,207   $     10,879      $    38,328
Furniture and fixtures                   47,535          5,807           41,728
Leasehold improvements                    5,055            356            4,699
Production equipment                  1,505,094              0        1,505,094
                                   ------------   -------------     ------------
                                   $  1,606,891   $     17,041      $ 1,589,850
                                   ------------   -------------     ------------






December 31, 1996                                  Accumulated   Net Book Value
                                       Cost       Amortization
Computer equipment and software    $     42,428    $     7,072    $     35,356
Furniture and fixtures                   38,569          3,857          34,712
Leasehold improvements                    4,745            237           4,508
Production equipment                  1,074,151              0       1,074,151
                                   ------------   -------------   -------------
                                   $  1,159,893    $    11,166    $  1,148,727
                                   ------------   -------------   -------------

Amortization expense for the three-month period ended March 31, 1997 was $5,876 and for the year ended December 31, 1996 was $11,166. No amortization expense was reported for any other periods.

4.    MINING PROPERTIES
Prior to 1996, the Company held 13 contiguous and one isolated patented mining claims covering approximately 189 hectares in South
Lorraine Township, Timiskaming Mining Division, Ontario which were acquired at the following cost. These properties were acquired as part of the transaction to purchase 155433 Canada Inc. in 1994 for $467,136, cash.
------------------------------------------------------ -------------------------
                                                                 1995
------------------------------------------------------ -------------------------
Mining claims - at cost                                        $        482,500
------------------------------------------------------ -------------------------
Exploration
------------------------------------------------------ -------------------------
  Geology                                                                47,402
------------------------------------------------------ -------------------------
  Taxes and fees                                                          2,514
------------------------------------------------------ -------------------------
                                                                        532,416
------------------------------------------------------ -------------------------
Less:  Proceeds on sale of tailings                                    (20,000)
------------------------------------------------------ -------------------------
          Write-down of properties                                    (512,415)
------------------------------------------------------ -------------------------
Balance (see Note 2)                                      $                   1
                                                          ---------------------
------------------------------------------------------ -------------------------

The Company wrote down the carrying value of the properties as it did not intend to pursue their development. Effective September 1996, the Company disposed of the properties (see Note 2)

5.  SHARE CAPITAL
Class A Special Shares
The Class A Special Shares are voting and may be issued in one or more series. The directors of the Company may establish, before an issue, the number of shares to comprise each series and the designation, rights, privileges, restrictions and conditions attached to each series and without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment, the redemption, purchase and/or conversion prices and terms and conditions of redemption and any sinking fund or other provisions. As at December 31, 1996 and March 31, 1997, no Class A Special Shares had been issued.

Class B Special Shares

The Class B Special Shares are designated as redeemable, voting, non-participating shares. No dividends shall be declared, set aside or paid on the Class B Special Shares. As at December 31, 1996 and March 31, 1997, no Class B Special Shares had been issued.

Common Shares Issued
                                                                         Shares                     Amount
                                                                       ---------                  ---------
Balance as of December 31, 1993                                          759,927               $  1,372,154
  Issue of shares for cash                                             5,000,000                  1,000,000
                                                                       ---------                  ---------



                                                                              29





Balance as of December 31, 1994 and 1995
                                                                       5,759,927                  2,372,154
  Acquisition of Dura Skid Inc.                                        1,000,000                    400,000
  Exercise of stock options                                            1,725,992                    892,996
  Exercise of warrants                                                 5,500,000                  1,200,000
  Severance payment                                                      120,000                     36,000
                                                                         -------                     ------
Balance, December 31, 1996                                            14,105,919                  4,901,150
  Issue for cash                                                       1,182,612                  1,402,929
  Exercise of stock options                                              589,000                    644,600
                                                                         -------                    -------
Balance, March 31, 1997                                               15,877,531               $  6,948,679
                                                                      ----------               ------------


Stock options
The Company has issued stock  options  pursuant to the following  plans:
(i) the 1995 stock option plan was limited to 575,992 shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company. The exercise price of any options granted may not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the board. The term of the options cannot exceed five years.
(ii) the 1996 stock option plan was limited to 1,000,000 shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company. The exercise price of any options granted may not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the board. The term of the options cannot exceed five years.
(iii) the 1996 replacement stock option plan was limited to 2,500,000 shares in the aggregate, and restricted to directors, officers, employees and consultants of the Company and its subsidiaries and other designated persons as designated from time to time by the board. The exercise price of any options granted may not be less than the fair market value at the time the option is granted. Vesting provisions are at the discretion of the board. The term of the options cannot exceed five years. This plan was subsequently amended to increase the limit of shares from 2,500,000 to 5,000,000 shares in the aggregate.

The following is a continuity of stock options outstanding:
                                                                 Price per share                     Number
                                                                 ---------------                     ------
Granted in 1995 at:                                                        $0.50                    575,992
Granted during 1996 at:                                                    $0.50                  1,000,000
Granted during 1996 at:                                                    $0.70                  1,300,000
Exercised during 1996 at:                                                  $0.50                 (1,575,992)
Exercised during 1996 at:                                                  $0.70                   (150,000)
                                                                           -----                 ----------
Balance, at December 31, 1996 at:                                          $0.70                  1,150,000
Granted during 1997 at:                                                    $1.10                    577,000
Granted during 1997 at:                                                    $4.00                     55,000
Exercised during 1997 at:                                                  $0.70                   (407,000)
Exercised during 1997 at:                                                  $1.10                   (127,000)
Exercised during 1997 at:                                                  $4.00                    (55,000)
                                                                           -----                 ----------
Balance, at March 31 at:                                         $0.70 and $1.10                  1,193,000
                                                                 ---------------                 ----------

Of the total options outstanding, 743,000, issued with an excercise price of $0.70 per share expire on June 27, 2001, and 450,000, issued with an exercise price of $1.10 per share expire on January 27, 2002. All options are currently excercisable









Warrants
The following is a continuity of warrants outstanding:
                                                                 Price per share                     Number
                                                                 ---------------                     ------
Issued in 1994 at:                                                         $0.20                  5,000,000
Issued during 1996 at:                                                     $0.40                    500,000
Exercised during 1996 at:                                                  $0.20                 (5,000,000)



                                                                              30




Exercised during 1996 at:                                                  $0.40                   (500,000)
                                                                           -----                  ---------
Balance at December 31, 1996                                                 nil                        nil
Issued during 1997and balance at March 31, 1997
                                                                           $0.90                  1,182,612
                                                                           -----                  ---------


6.    INCOME TAXES
As at December 31, 1996, the Company had operating losses of approximately $2,334,800 available to offset future taxable income. The potential tax savings of these losses have not been recognized in these financial statements. These losses expire according to the following schedule:
December 31, 1997  $     44,087
December 31, 1998        35,342
December 31, 1999        35,314
December 31, 2000        30,756
December 31, 2001       112,113
December 31, 2002       325,672
December 31, 2003     1,751,484

In addition, the Company has available capital losses of approximately $2,022,000, which may be applied against future capital gains. These losses do not expire. The potential tax savings of these losses have not been recognized in these financial statements.

7.     COMMITMENTS
The Company leases its premises and some office equipment. The lease for premises is an operating lease. Office equipment is under capital lease. The minimum lease payments for each of the next five years is as follows:

                                        Operating leases          Capital leases
                                        ----------------          --------------
1997                                         $    97,128               $  4,953
1998                                             159,012                  1,971
1999                                             168,874                    542
2000                                             148,060                      0
less imputed interest                                (0)                 (1,069)
                                             ------------               --------
                                             $   573,074               $  6,397
                                             ------------               --------

Capital leases are included with accounts payable and accrued liabilities. Operating lease expense for the three month period ended March 31, 1997 was $20,535 and for the year ended December 31, 1996 was $82,140.
The Company is subject to the payment of royalties to unrelated third parties on product sales utilizing specific technologies. The payment of these royalties is contingent upon the determination of the usage of these specific technologies.

8.     SHORT TERM LOANS PAYABLE



                                                                              31




Short-term loans payable are promissory notes payable repayable on demand. The notes are non-interest bearing. Subsequent to year-end these notes were refinanced through the completion of private placements (see Note 10).



9.  CONTINGENCIES
During the year, the Company was notified of a filing of a statement of claim against the Company and its former President pertaining to an alleged agreement to obtain a private placement for shares of the Company. Management and the company's legal counsel were of the opinion that such an agreement, if any was solely between the plaintiff and the former President. The former President agreed to indemnify the Company from any judgment regarding this action. Since discovery of the plaintiff, no steps have been taken to pursue the claim.

10.  SUBSEQUENT EVENTS
The Company completed the following financial arrangements:
(a) Private placement for 600,000 Units. Each Unit consisted of one common share for $0.85 per share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share for $0.90 per share and 400,000 expires in March 1998 and 200,000 expires in June 1998. This private placement closed June 30, 1997.
(b) Private placement for 600,000 Units. Each Unit consisted of one common share for $1.05 per share and one common share purchase warrant. The common share purchase warrant entitles the holder to purchase one common share for $1.10 per share and expires in January 1998. The Company received proceeds of approximately $500,000 with the balance being received during the second quarter and the placement closed June 30, 1997.
(c) Signed a letter of intent for a lease financing arrangement under a master lease agreement for up to $3.1 million for extrusion equipment and related components.


11.  COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to the current year's presentation.





12. RECONCILIATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES The Company's accounting principles do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:



                                                                              32




(a)   Income taxes
The Financial Accounting Standards Board has issued Statement 109 ("FAS 109"), Accounting for Income Taxes. This standard uses the liability method to calculate the income tax provision for reporting purposes. The Company adopted FAS 109, for US GAAP purposes, effective January 1, 1993. Due to the significant uncertainty relating to the Company's ability to utilize the loss carry-forwards to offset taxable income, a valuation allowance equal to the net deferred tax asset was provided for. Accordingly, no differences arise between FAS 109 and Canadian generally accepted accounting principles.

(b)   Deferred exploration expenses
US GAAP requires that exploration expenses be expensed in the year incurred. In 1994 and 1995 such expenses were incurred. Prior to 1994 all such expenses had been written off and accordingly for the periods presented herein there is no impact. The impact on 1995 is set out below.

(c)  Statement of changes in financial position
During the year ended December 31, 1996 several non-cash transactions occurred which for US GAAP purposes should be excluded from the statement. These transactions include:
         (i) the acquisition of Dura Skid Inc. The purchase price was settled with the issuance of share capital. Accordingly, the purchase has been reflected in investing activities and the issuance of share capital as a financing activity, in the amount of $400,000;
         (ii) share capital was issued for $36,000 as part of a severance payment both of which were reflected as financing activities;
         (iii) capital assets of $9,973 were acquired under capital leases. These were reflected as investing and financing activities.
Since these non-cash transactions are pervasive throughout the statement, a separate statement of changes in financial position has been prepared using US GAAP, which is set out below.

(d)  Business acquisition
The acquisition of Dura Skid Inc. in January 1996 (refer to Note 2) was settled by way of common shares and share purchase warrants. Under US GAAP the share purchase warrants must be valued and included in the purchase price. The value ascribed to the warrants, as determined under the Black-Scholes model, was $85,000, which would be added to Technology and other intangible assets. For the periods ended December 31, 1996 and March 31, 1997 there is no impact on the statements of earnings and deficit.

(e) Stock options
The Company has elected to follow ABP Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock option plans. Under APB 25 no compensation expense has been recognized. Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation, has been issued. For a description of the option plans reference should be made to Note 5. The assumptions used in the Black-Sholes model are as follows: the risk free interest rate used was 4%; expected dividends was 0%; expected life ranged from .08 to 2.5; and expected volatility ranged from .936 to 2.545. The weighted-average grant date fair value of options granted during 1997 was $0.61; 1996 was $0.27; and 1995 was $0.32. The pro-forma effect of the options granted under the option plans is presented below.

(f) Earnings per share
Statement of Financial Accounting Standards No. 128 ("FAS 128"), Earnings per Share, has been issued. Due to the fact there are no common stock equivalents for the periods presented, basic earnings (loss) per share under FAS 128 would be equal to the primary earnings (loss) per shares numbers presented below.

Statement of Earnings and Deficit




                                                                              33



------------------------------------------- --------------- ---------------- --------------- ---------------
                                              PERIOD ENDED    PERIOD ENDED      YEAR ENDED      YEAR ENDED
                                               MAR 31/97        MAR 31/96       DEC 31/96       DEC 31/95
------------------------------------------- --------------- ---------------- --------------- ---------------
Loss for the period as reported under
Canadian GAAP                                  $   480,912      $   155,046      $1,314,126     $   615,315
------------------------------------------- --------------- ---------------- --------------- ---------------
Add back write down of mining properties
                                                         0                0               0        (512,415)
------------------------------------------- --------------- ---------------- --------------- ---------------
Deduct exploration expenses incurred
during the period                                        0                0               0          45,280
------------------------------------------- --------------- ---------------- --------------- ---------------
Loss for the period as reported under US
GAAP                                               480,912          155,046       1,314,126         148,180
------------------------------------------- --------------- ---------------- --------------- ---------------
Deficit, beginning of period                     4,088,272        2,774,146       2,774,146       2,625,996
------------------------------------------- --------------- ---------------- --------------- ---------------
Deficit, end of period                          $4,569,184       $2,929,192      $4,088,272      $2,774,146
------------------------------------------- --------------- ---------------- --------------- ---------------

------------------------------------------- --------------- ---------------- --------------- ---------------
Loss per share                                  $   (0.031)      $   (0.020)    $    (0.137)     $   (0.026)
                                            --------------- ---------------- --------------- ---------------
------------------------------------------- --------------- ---------------- --------------- ---------------
Pro-forma disclosures under FAS 123
------------------------------------------- --------------- ---------------- --------------- ---------------
Loss                                            $  886,702       $  155,046     $ 1,940,126      $  332,497
------------------------------------------- --------------- ---------------- --------------- ---------------
Loss per share                                  $   (0.056)      $   (0.020)    $    (0.203)     $   (0.058)
------------------------------------------- --------------- ---------------- --------------- ---------------




Statement of Changes in Financial Position
------------------------------------------- --------------- ---------------- --------------- ---------------
                                             PERIOD ENDED     PERIOD ENDED      YEAR ENDED     YEAR ENDED
                                               MAR 31/97        MAR 31/96       DEC 31/96       DEC 31/95
------------------------------------------- --------------- ---------------- --------------- ---------------
Operating activities:
------------------------------------------- --------------- ---------------- --------------- ---------------
Loss for the period as reported under US
GAAP                                             (480,912)        (155,046)     (1,314,126)     (148,180)
------------------------------------------- --------------- ---------------- --------------- ---------------
Add non-cash items:
------------------------------------------- --------------- ---------------- --------------- ---------------
  Amortization                                      5,876                0          11,166             0
------------------------------------------- --------------- ---------------- --------------- ---------------
  Loss on sale of investments                           0                0               0         9,228
------------------------------------------- --------------- ---------------- --------------- ---------------
                                                 (475,036)        (155,046)     (1,302,960)     (138,952)
------------------------------------------- --------------- ---------------- --------------- ---------------
Financing activities:
------------------------------------------- --------------- ---------------- --------------- ---------------
Change in account payable and accrued
liabilities                                      (239,101)          97,814         592,119        57,036
------------------------------------------- --------------- ---------------- --------------- ---------------
Change in short-term loans payable
                                                 (341,177)        (139,175)       (187,009)      (20,046)
------------------------------------------- --------------- ---------------- --------------- ---------------
Change in accounts receivable and prepaid
expenses                                          (63,697)         (88,751)          8,123        (1,710)
------------------------------------------- --------------- ---------------- --------------- ---------------
Issuance of common shares                       2,047,529          899,094       2,092,996             0
------------------------------------------- --------------- ---------------- --------------- ---------------
                                                1,403,554          768,982       2,506,229        35,280
------------------------------------------- --------------- ---------------- --------------- ---------------
Investing activities:
------------------------------------------- --------------- ---------------- --------------- ---------------
Additions to capital assets                      (446,999)        (193,108)     (1,155,308)            0
------------------------------------------- --------------- ---------------- --------------- ---------------
Mining properties and investments
                                                        0                0               1       105,000
------------------------------------------- --------------- ---------------- --------------- ---------------
Technology and other intangible assets
                                                        0         (421,998)        (39,597)            0
------------------------------------------- --------------- ---------------- --------------- ---------------
                                                 (446,999)        (615,106)     (1,194,904)      105,000
------------------------------------------- --------------- ---------------- --------------- ---------------




                                                                              34





Net increase (decrease) in cash during
the period                                        481,519           (1,172)          8,365         1,328
------------------------------------------- --------------- ---------------- --------------- ---------------
Cash (Bank indebtedness), beginning of
period                                             12,192            3,827           3,827        (1,302)
------------------------------------------- --------------- ---------------- --------------- ---------------
Cash, end of period                               493,711            2,655          12,192            26
------------------------------------------- --------------- ---------------- --------------- ---------------


                                                                              35




                               INDEX TO EXHIBITS

1.1  Articles of Incorporation as Amended

1.2  By-laws

3.1 Share Exchange Agreement dated as of January 15, 1996 by and between the Company and its wholly-owned subsidiary Dura Skid, Inc.

3.2 Lease Agreement dated as of November 1, 1995 between Carrier Drive Development Ltd. and the Company

3.3 Shareholder Rights Agreement dated as of April 23, 1997 between the Company and the R-M Trust Company

3.4 Employment Agreement by and between Keith Carrigan and the Company dated May 1, 1995

3.5 Employment Agreement by and between Carl McMurray and the Company dated January 1, 1997

3.6 Employment Agreement by and between Weining Song and the Company dated August 7, 1996

3.7  1996 Stock Option Plan